UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note

The information in this Report on Form 6-K/A shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Information Contained in this Report on Form 6-K/A

Correction to Press Release of Birkenstock Holding plc, dated December 18, 2025

The registrant is furnishing this amendment to its report on Form 6-K originally furnished to the SEC on December 18, 2025 (the “Original Form 6-K”) to correct the following disclosure contained in Exhibit 99.1 to the Original Form 6-K under the caption “Guidance for the fiscal year ending September 30, 2026 (compared to the fiscal year ended September 30, 2025, unless otherwise stated)”.

Except as shown below, no amendments to the Original Form 6-K, including the exhibits thereto, are being made hereby.

[Excerpt from Original Form 6-K prior to correction:]

•
Gross profit margin of 57.0-57.5%, inclusive of approximately 100 basis points of headwind from currency translation and 100 basis points from incremental tariffs

[As amended and corrected hereby:]

•
Adjusted gross profit margin(1) of 57.0-57.5%, inclusive of approximately 100 basis points of headwind from currency translation and 100 basis points from incremental tariffs

__________

(1) Non-IFRS financial measure. We define adjusted gross profit as gross profit, exclusive of non-recurring or non operating items such as the impact of the distributor mark-up to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to the acquisition and subsequently to cost of sales. Adjusted gross profit margin is defined as adjusted gross profit for the period divided by revenues for the same period. Management uses adjusted gross profit and adjusted gross profit margin to assess operating performance by excluding items that management believes are not indicative of the Company’s ongoing operating results. Management believes this measure provides useful information to investors by facilitating period-to-period comparisons, enhancing understanding of trends in the Company’s cost structure, and aligning external reporting with how operating performance is assessed internally.

Reconciliation of Adjusted Gross Profit and Adjusted Gross Profit Margin to Gross Profit

The table below presents a reconciliation of adjusted gross profit and adjusted gross profit margin to the most comparable IFRS measure, gross profit, for the period presented. As we expect the effects of the adjustments to occur for the first time in the fiscal quarter ended December 31, 2025, there was no effect for the period presented:

Year ended September 30,
(In thousands of Euros)	2025
Gross profit	1,239,706
Add Adjustments:
Distributor mark-up reversal(1)	—
Adjusted gross profit	1,239,706
Adjusted gross profit margin	59.1%

(1) Represents the effect of impact of the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to the acquisition and the subsequent impact on cost of sales

[End of correction.]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2026 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts; risks related to merchandise returns; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions; risks related to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; currency exchange rate fluctuations; risks related to global or regional health events; our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges related to the distribution of our products; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements; fluctuations in product costs and availability due to fuel price uncertainty; failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; our dependence on the services and reputation of our Chief Executive Officer; adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights; regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems; payment-related risks related to the use of credit cards and debit cards; the reliance of our operations, products, systems and services on complex IT systems; risks related to international markets; risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters; risks related to climate change and regulatory responses to it; inadequate insurance coverage, or increased insurance costs; compliance with existing laws and regulations or changes in such laws and regulations; tax-related risks; risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt; control by our Principal Shareholder whose interests may conflict with ours or yours in the future; material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses; our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2025, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-IFRS Financial Information and other metrics

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, constant currency revenue growth, adjusted EPS (Basic/Diluted), adjusted net profit, net leverage and net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.
Our management uses group ASP in managing and monitoring the performance of the business.
We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

In addition, we also present ASP growth on a constant currency basis. We define constant currency
ASP as ASP excluding the effect of foreign exchange rate movements and use constant currency ASP to determine constant currency ASP growth on a comparative basis. Constant currency ASP is calculated by translating the current period foreign currency ASP using the prior period exchange rate. Constant currency
ASP growth is calculated by determining the increase in current period ASP as compared to the prior period
ASP, where current period foreign currency ASP is translated using prior period exchange rates. We believe that presenting ASP growth on a constant currency basis offers valuable insight to both management and investors by isolating the Company’s operational performance from foreign exchange rate fluctuations, which are beyond the Company’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: January 28, 2026	By:/s/ Ruth Kennedy_________________
Name: Ruth Kennedy
Title: Director